UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 10, 2023

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In the Matter of

Energy Cloud I Acquisition Corporation
Room 2006, Block 5, Zone 5
Aoyuan City Plaza
Panyu District, Guangzhou, China

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-260738

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Energy Cloud I Acquisition Corporation filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Energy Cloud I Acquisition Corporation has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on March 10, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief